Via Facsimile and U.S. Mail
Mail Stop 6010


October 11, 2005


Mr. James Garner
Executive Vice-President and Chief Financial Officer
MDS, Inc.
100 International Boulevard
Toronto, Ontario Canada M9W 6J6


Re:	MDS, Inc.
	Form 40-F for the Fiscal Year Ended October 31, 2004
	Filed March 18, 2005
	File No. 001-15016


Dear Mr. Garner:

	We have completed our review of your Form 40-F and have no further comment at this time.

								Sincerely,



Jim Atkinson
Accounting Branch Chief